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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 15, 2004

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If "Yes" is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

        This Report on Form 6-K contains a copy of the following press release:

—
Maarten Henderson will leave KPN at the end of 2004, dated March 15, 2004.

Press release

Maarten Henderson will leave KPN at the end of 2004	Date March 15, 2004 Number 015pe

        Maarten Henderson (55), CFO of Royal KPN NV, has decided to continue his career outside the company and intends to leave KPN at the end of 2004.

        The Board of Royal KPN NV wants to thank him for his significant contribution to the success of the company, during a sometimes very difficult period.

        The Board regrets his decision but respects it and wishes him all the best in his future professional and personal life.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: March 16, 2004	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

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SIGNATURES